SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                       75 West End Avenue
                              R-12E
                    New York, New York  10023
                         (212) 957-1337

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                          July 10, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].
                 (Continued on following pages)

                      (Page __ of __ Pages)


CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       - 0 -
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     - 0 -

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 5 amends and supplements the statement on
Schedule 13D (the "Schedule 13D"), previously filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by deleting in their entireties the eighth through the sixteenth paragraphs thereof, inclusive.

          Item 4 is hereby further amended and supplemented by adding the following immediately prior to the last paragraph thereof:

               On July 10, 1996, Ballantrae filed with the State of Maine Bureau of Insurance a Form A Application.
          Item 5 of the Form A Application (the "Form A Proposed Plans"), a copy of which is attached hereto as Exhibit
          5.1 and is incorporated herein by reference, describes certain proposed plans by Ballantrae to improve the business operations of the Company. The following description of the Form A Proposed Plans is qualified in its entirety by reference to the Form A Proposed Plans.

               The Form A Proposed Plans describe Ballantrae's general intentions for the Company and for the general types of actions Ballantrae would support management in executing on behalf of the insureds and the stockholders. If the Maine Bureau of Insurance approves the transactions contemplated by the Purchase Agreement, Ballantrae hopes to be in a position to work with the management of the Company to implement the plans Ballantrae outlines in Form A Proposed Plans (with input and changes from management, as appropriate).

               The Form A Proposed Plans state that Ballantrae desires to reduce the Company's underwriting expense ratio to a level closer to industry averages. Most of the items listed below target increased net premiums earned based on a modest growth plan of ten to fifteen percent (10-15%) per year. In the Form A Proposed Plans, Ballantrae states its belief that a three to five (3-5) year plan with this type of growth will enable the Company to be consistently profitable beginning in two to three (2-3) years. The Form A Proposed Plans would be effectuated through the implementation of the following:

               1. Lines of Business. Ballantrae anticipates that the Company will continue to pursue established lines of business that have produced reasonable historical results, such as Private Passenger Automobile, Commercial Automobile, Commercial Multi-Peril, and General Liability.

               2. Marketing. Ballantrae believes that the Company should continue to market its products through independent agents. Wholesale brokers and general agencies may be considered based upon the loss ratio of their existing business and the experience of their principals. Ballantrae would expect that management would continue to be very selective in expanding its agency force. A solid reputation and financial strength should be prerequisites to obtaining and retaining a contract to represent the Company.

               3. A.M. Best Rating. Ballantrae would like to assist management in working with A.M. Best to improve the rating of the Company, either immediately or over time. Ballantrae believes that improving the current "D" rating is critical to improving the quality of the business that the Company is able to obtain.

               4. American Colonial Insurance Company. The American Colonial Insurance Company, under an agreement with the Insurance Department of the State of New York, ceased writing business in May 1990. Ballantrae would like to work with management of the Company to have that agreement rescinded by the New York State Insurance Department. Ballantrae anticipates that additional capital would need to be raised. Ballantrae expects to make all required filings with the Insurance Department in the State of New York in the very near future.

               5. Total Premium Growth. Ballantrae expects that all of the above items would generate premium growth of ten to fifteen (10-15%) per year. Ballantrae would like to limit expansion to this type of slow, prudent growth because it currently believes that growth substantially in excess of these levels may be difficult to manage profitably and may not be in the long-term interest of the shareholders or the insureds.

               6. Technology. Ballantrae will review or ask management to review the computer capabilities of the Company and consider any necessary improvements and investments in order to establish an efficient method of processing business. Ballantrae remains committed to supporting the use of technology wherever possible to improve the Company's expense ratio and to better serve the policyholders.

               7. Surplus. Ballantrae believes that raising additional capital and/or access to the capital markets at the right time and at a fair price may be a critical ingredient in any expansion of premium written and enhanced profitability for the Company. Ballantrae believes that the experience of its Members may be useful to the Company in any effort the Company may undertake to raise capital.

                    The Form A Proposed Plans state that until
          Ballantrae secures additional information about the Company and has discussions with management and the Board of the Company, Ballantrae believes that it would be premature to comment about the methods Ballantrae would recommend or the price at which Ballantrae or its Members might be willing to assist the Company in raising capital. A rights offering to existing shareholders could be a very desirable option. The Members of Ballantrae have sufficient capital to participate in any such offering. In any private placement of stock to a select group of investors, Ballantrae would not anticipate the need for the assistance of a placement agent or an underwriter. If Ballantrae were to assist in raising equity capital through its contacts in the investment community, Ballantrae would expect that any new investors would be largely interested because Ballantrae would be committing its own capital on generally the same terms as the new investors. In such cases, the Members appreciate fully a fiduciary obligation to both the new shareholder(s) and the existing shareholders of the Company and would work with the Board of the Company to effect a fair transaction for all participants.

               8. Liquidity. Ballantrae would like to work with the Company to attract investment banks and thereby increase analyst coverage of the Company. This may begin to attract institutional investors to the Company and increase liquidity for the Company's stock.

               9. Management. Ballantrae, at the current time, would like to work with the management to execute the Form A Proposed Plans to maximize shareholder value, while protecting the interests of the insureds. However, there can be no assurances that management will be interested in supporting the Form A Proposed Plans. It is possible that certain aspects of these plans may already be in the process of being implemented, in which case Ballantrae would obviously support these efforts. Ballantrae would request that the Company expand its existing Board of Directors by adding four new seats, and that Mr. Gunty, Ms. Harmon, Mr. Kern and Mr. Strickland be nominated to fill the vacancies thereby created.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 5.1.  Item 5 of Form A Application Filed with
the State of Maine Bureau of Insurance on July 10, 1996.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    July 15, 1996
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)




                          Exhibit Index


                    Exhibit                                  Page

5.1. Item 5 of Form A Application Filed
     with the State of Maine Bureau of
     Insurance on July 10, 1996                                 7